December 12, 2013

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Apogee Enterprises, Inc.

Form 10-K for the Year Ended March 2, 2013

Filed May 16, 2013

Definitive Proxy Statement on Schedule 14A

Filed May 16, 2013

File No. 000-06365

Dear Mr. O’Brien:

This letter contains the response of Apogee Enterprises, Inc., a Minnesota corporation (the “Company”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated November 27, 2013 regarding the Company’s Form 10-K for the year ended March 2, 2013 and Definitive Proxy Statement filed on May 16, 2013. For your ease of reference, we have reproduced the Staff comments below, prior to our response.

Form 10-K for the Year Ended March 2, 2013

Staff Comment

Backlog, Page 8

1.	To the extent that certain contracts or projects comprise a material portion of your backlog, in future filings please consider enhancing your disclosure to specifically identify these contracts and any inherent risks associated with backlog work being performed. For example, we note that during the earnings call for the fourth quarter of 2013, Mr. Puishys referred to the backlog as “architectural backlog” and discussed how the projects that “have been awarded” mature and count towards the backlog. If projects are being awarded on a competitive/bid basis, please revise your future filings to enhance this aspect of your disclosure. Please also disclose backlog amounts for each segment. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Company Response

Apogee recognizes as backlog binding customer commitments, including signed contracts and purchase orders, for sale of goods and services. Architectural-related contracts or purchase orders are generally secured after participating in a competitive bidding process; contracts or purchase orders are entered into backlog only after the project has been awarded to Apogee and a contract has been entered into or a binding purchase order has been received.

The primary risk related to projects or orders that are entered into backlog is generally normal business execution risk. Our experience is that the risk of cancellation of a contract or order included in our backlog is low. In our architectural-related business segments, the overall construction project is generally already underway by the time we enter into a contract or receive a purchase order for our products or services. This occurs because our products and services are used in the later stages of the overall construction project. The elapsed time between entering a project into our backlog and completion or performance can be as short as several weeks, and may be up to three years. Projects entered in backlog that extend past one year in duration are generally covered by a legal contract signed by both the customer and Apogee that defines the detailed terms and conditions of the specific project. Over the past three years, we have had a cancellation rate of less than one percent of orders entered into backlog. Therefore, we do not believe that we need to highlight risks associated with our backlog.

Reported backlog at any point in time reflects well over 1,000 contracts or orders, at various sizes and levels of completion. No individual project has represented more than 10 percent of total backlog for the Company at any point in time and has represented, at most, approximately four percent of our consolidated annual revenues. Due to the nature of our largest contracts, revenue on any individual project could be recognized over as many as three fiscal years. Therefore, we do not believe that any of our largest individual contracts represent a material portion of the revenue generated in any fiscal year.

We believe that backlog is one, but not the only, statistic used by the investment community to evaluate the level of future sales activity and short term sales trends in Apogee’s business. Additionally, the Company provides high-level annual revenue guidance and our understanding of the external economic indicators through press releases and during quarterly earnings calls. Therefore, we believe that no individual project in backlog is material to an understanding of Apogee’s outlook for revenue or financial performance in upcoming fiscal years.

In our future filings, we will expand our disclosure to more adequately define our backlog and to disclose backlog by reporting segment. Starting with our upcoming Form 10-Q for the quarter ending November 30, 2013, our expanded backlog disclosure will be as follows, new items are noted in blue:

“Backlog represents the dollar amount of revenues we expect to recognize in the future from contracts awarded and those that are in progress. Backlog is not a term defined under generally accepted accounting principles and is not a measure of contract profitability. We include a project within our backlog at the time a signed contract or a firm purchase order is received, generally as a result of a competitive bidding process. Backlog by reporting segment at November 30, 2013 and December 1, 2012 was as follows:

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(In thousands)	November 30, 2013			December 1, 2012
Architectural Glass	$	xxx,xxx		$	xxx,xxx
Architectural Services		xxx,xxx			xxx,xxx
Architectural Framing Systems		xxx,xxx			xxx,xxx
Large-Scale Optical		xxx,xxx			xxx,xxx
Intersegment eliminations		(xxx,xxx	)		(xxx,xxx	)

Total Backlog	$	xxx,xxx		$	xxx,xxx

We expect approximately $xxx.x million, or xx percent, of our November 30, 2013 consolidated backlog to be recognized during the remainder of fiscal 2014, $xxx.x million, or xx percent to be recognized in fiscal 2015 and the balance to be recognized in fiscal 2016. We view backlog as an important statistic in evaluating the level of sales activity and short-term sales trends in our business. However, as backlog is only one indicator, and is not an effective indicator of our ultimate profitability, we do not believe that backlog should be used as the sole indicator of future earnings of the Company.”

Staff Comment

Risk Factors, Page 10

2.	In future filings, please ensure that each risk factor is set under a subcaption that adequately describes the risk.

Company Response

In future filings, we will revise the subcaptions in our risk factors to more adequately describe each risk.

Definitive Proxy Statement filed May 16, 2013

Staff Comment

Executive Compensation, Page 24

Long-Term Incentive Compensation, Page 37

Cash-Based Performance Awards, Page 38

3.	At the beginning of page 39, you disclose that the dollar value of the cash award is determined as a percentage of base salary. In future filings, please revise your tabular disclosure in the middle of page 39 to include these percentages.

Company Response

In future proxy statement filings, we will comply with the Staff’s request to expand the tabular disclosure to include the percentage of base salary on which the dollar value of the cash award is based.

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments or would like clarification as to any of the information provided in this letter, please do not hesitate to contact the undersigned at (952) 487-7560 (telephone) or jporter@apog.com. Thank you.

Sincerely,

/s/ James S. Porter
James S. Porter
Chief Financial Officer

cc:	Patricia A. Beithon, General Counsel, Apogee Enterprises, Inc.

Suzanne Humbert, Deloitte & Touche, LLP

Robert A. Rosenbaum, Dorsey & Whitney LLP

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